UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc
(the 'Company')

Publication of Notice of Annual General Meeting 2020

The Company will shortly publish on its website (www.gsk.com/en-gb/investors/shareholder-information/annual-general-meeting/) the Notice of Annual General Meeting 2020 (the '2020 AGM Notice') which will be distributed to shareholders shortly.

The Company's Annual General Meeting ('AGM') is to be held on Wednesday 6 May 2020 at 2.30pm at the Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD.

The evolving COVID-19 situation and the related Government guidelines will clearly impact the ability of shareholders to attend our AGM. In normal circumstances, the Board values greatly the opportunity to meet shareholders in person. However, it supports fully the recent Government advice for people to avoid both mass gatherings and all non-essential travel and social contact and notes that some or all of the recommendations contained in the Government's guidelines could become mandatory at any time. On this basis, the Board has concluded that it is appropriate to strongly urge shareholders not to attend the AGM in person this year as to do so would be inconsistent with current Government guidelines relative to COVID-19 and, instead, to submit proxy votes. These Government guidelines can be found at www.gov.uk/coronavirus.

Our AGM format this year will be purely functional in format to comply with the relevant legal requirements. There will be no presentations or exhibitions. No refreshments or product gift bags will be provided and any Board members attending the meeting will not meet with shareholders individually.

Our mission is to do more to help people feel better and live longer and to that end we seek your assistance to protect our shareholders, employees and the Board and as a result to enable the Company to continue to focus on providing healthcare to patients in need.

Instead of attending this year's AGM, shareholders are asked to exercise their votes by submitting their proxy electronically or by post, as explained below. In addition, should a shareholder have a question that they would have raised at the meeting, we ask that instead of attending the meeting they send it by email to company.secretary@gsk.com. Answers to questions will be published on our website following the AGM.

The situation in relation to COVID-19 continues to develop and the Company will update shareholders on arrangements for the AGM through its website at www.gsk.com/en-gb/investors/shareholder-information/annual-general-meeting/. Shareholders are advised to check the Company's website for updates or to contact the Company's registrar, Equiniti. Equiniti's contact details can be found on page 18 of the 2020 AGM Notice.

Voting
Shareholders are asked to vote on the AGM resolutions by lodging a proxy so that it is not necessary to be physically present. They are encouraged to appoint the "Chairman of the meeting" to vote on their behalf. This can be done by completing a Proxy Form or submitting proxy instructions electronically. Proxy instructions must be received by Equiniti by 2.30pm on Monday 4 May 2020.

Participants in the GSK Corporate Sponsored Nominee Service can exercise their voting rights through Equiniti by completing a Form of Direction or submitting voting instructions electronically. Instructions must be received by Equiniti by 5.00pm on Wednesday 29 April 2020.

Any holder of the Company's shares through a nominee service should contact their nominee service provider regarding the process for appointing a proxy to vote on their behalf. The deadline for this is likely to be before Monday 4 May 2020.

Further details on the appointment of proxies can be found on pages 17 to 19 of the 2020 AGM Notice.

The Board would like to take this opportunity to thank all shareholders for their continued support and understanding in these exceptional circumstances and wish them well during this time as we all navigate the implications of COVID-19. We will return to full shareholder engagement as soon as feasible.

Please see our website for details on how the Company is contributing specifically with regard to COVID-19.

In compliance with Listing Rule 9.6.1R of the UK Financial Conduct Authority, the 2020 AGM Notice will be submitted to the UK Listing Authority and will, in due course, be available for inspection at www.morningstar.co.uk/uk/NSM.

V A Whyte
Company Secretary

23 March 2020

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit http://www.gsk.com.

GSK enquiries:
Global Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Spencer	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Danielle Smith	+44 (0) 20 8047 0932	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the Company's Annual Report on Form 20-F for 2019. GSK also refers investors to the cautionary statement on the inside back cover of the Annual Report 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: March 24, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc